FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                       By: /s/David Patterson/s/

Coastport Capital Inc.	Suite 501, 595 Howe Street Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 685-8287 Facsimile: (604) 685-4675

NEWS RELEASE

COASTPORT CAPITAL PARTNERS WITH CORNERSTONE TO ACQUIRE THE ADVANCED LA PLATA VMS PROJECT IN ECUADOR

Vancouver, B.C., November 23, 2005 -Coastport Capital Inc. (TSXV - CPP) is pleased to announce that it has agreed to acquire 100% of Cornerstone Capital Resources Inc. (TSXV-CGP), 70% interest in the La Plata polymetallic volcanogenic massive sulphide (VMS) project located 60 km west of Quito, Ecuador.

Coastport will be issuing shares to Cornerstone representing 10% of its fully diluted share capitalization and granting Cornerstone a 1% net smelter royalty in the project and has undertaken to fund Cornerstone's commitments. Cornerstone Ecuador S. A., a wholly owned subsidiary of Cornerstone Capital Resources Inc. (TSXV-CGP), has acquired the right from Sultana Del Condor Minera S.A. (Sultana)

The 23 km2 La Plata property hosts gold-rich, VMS mineralization including the La Mina deposit. The La Mina deposit is comprised of two lenses occurring on the eastern flank of a fold extending from near surface to 300 m in depth. The lenses, which are approximately 100 m apart, include drilled intersections from limited previous exploration drilling of up to 11.4 m grading 14.5 g/t Au, 103.6 g/t Ag, 9.35% Cu and 3.9% Zn. A Scoping Study prepared by AMEC in 2004 presents a summary of inferred mineral resources, based on 28 widely spaced diamond drill holes, as follows:

Resources	Tonnage (t)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
Southern Lens	583,000	6.6	78.2	5.7	5.0	0.1
Northern Lens	103,800	4.4	62.9	5.9	5.1	0.7
Total	687,800	6.3	75.9	5.7	5.1	0.6

(Note: Resources referred to within this release are not compliant with the requirements of National Instrument 43-101. Coastport has not undertaken an independent investigation of the resource estimates nor independently analyzed the results of the previous exploration work in order to verify the classification of these resources The historical estimates, therefore, should not be relied upon. Nevertheless, Coastport believes that these historical estimates provide a conceptual indication of the exploration potential of the properties).

Mineralization at La Plata occurs at or near a contact between intermediate and felsic volcanics, immediately overlain by a distinct, property scale hematitic chert (jasper) marker horizon. The volcanic stratigraphy is folded into a south plunging anticline and the mineralization outlined to date is in the hinge and along the east flank of the fold.  The deposit has excellent exploration potential for expansion on the west limb of the anticline as well as down plunge and down-dip on the east limb. Several additional exploration targets exist over 5 km on strike to the north along the felsic/intermediate contact. Only 4 diamond drill holes and an unknown number of shallow packsack drill holes (1960's) are documented on the property outside of the La Mina area.

Coastport along with its partner Cornerstone are currently preparing a Phase I exploration program which will involve extensive diamond drilling of the La Mina deposit as well as tests of several targets along strike.

Cornerstones agreement with Sultana gives them the right to acquire a 70% interest in the project by incurring expenditures of US$3.0 million, making cash payments of US$1M, issuing Cornerstone Capital Resources shares to the value of US$1M, producing a bankable feasibility study and arranging mine financing, all over an eight year period. Requirements to maintain the agreement through the first year include cash payments of US$200,000, US$200,000 in shares and expenditures of US$1.0 million. The agreement also provides that during the first phase, an affiliate of Sultana will be the project manager with Cornerstone being the operator.

In turn, Cornerstone’s agreement with Coastport provides full funding for the La Plata project. For Coastport to maintain its option:

1.
Coastport will fund 100% of Cornerstone’s financial obligations under the Cornerstone-Sultana agreement. In addition, until Cornerstone earns a 51% interest in the project (phase 1), Coastport will issue shares to Cornerstone to the same value as the Cornerstone shares issued to Sultana to that point (US$325,000).

2.
Immediately before earning its 51% interest, Coastport will assume Cornerstone's and Cornerstone Capital's rights and obligations under the Cornerstone-Sultana Agreement and will replace them thereunder. Additional shares issued to Sultana after phase 1 will be Coastport shares.

3.	Coastport will issue 500,000 shares of Coastport to Cornerstone on signing and additional shares representing 10% of the fully diluted capitalization of Coastport on achieving mine financing.
4.	Cornerstone will be entitled to a 1% NSR from Coastport.
5.	Cornerstone is the project operator during phase 1.

The Qualified Person for this project, as per the definition in National Instrument 43-101, is Mike Basha, P.Eng., P.Geo., Vice President, Exploration for Cornerstone.

On behalf of the Board,

Signed

“Laurie Sadler”
President

Further information is available on the Coastport Capital Inc. Web site at www.coastportcapital.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.